UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. Y2685T115	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Alden Global Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

SCHEDULE 13G

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Genco Shipping & Trading Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
299 Park Avenue, 12th Floor, New York, NY  10171

Item 2(a).	Name of Persons Filing:
This Schedule 13G is being filed by Alden Global Capital LLC (the “Reporting Person”) to report shares of Common Stock (as defined herein) held for the accounts of Alden Global BPI Fund, Ltd., an exempted company organized under the laws of the Cayman Islands, (“Alden Global BPI”), Alden Global Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Alden Global Opportunities”), Dungan Partners, L.P., a limited partnership organized under the laws of Jersey (Channel Islands), (“Dungan Partners”), and Turnpike Limited, an exempted company organized under the laws of the Cayman Islands (together with Alden Global BPI, Alden Global Opportunities and Dungan Partners, the “Alden Funds”).  The Reporting Person serves as investment adviser to each of the Alden Funds and, in such capacity, exercises voting and dispositive power over the shares of Common Stock held for the accounts of the Alden Funds.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c).	Citizenship:
The Reporting Person is a limited liability company organized under the laws of the state of Delaware.
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
Y2685T115
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(e)  ☒  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

SCHEDULE 13G

Page 4 of 6 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
As of December 31, 2016, the Reporting Person may be deemed the beneficial owner of 0 Shares.

(b)	Percent of class:
As of December 31, 2016, the Reporting Person may be deemed the beneficial owner of 0.0% of Shares outstanding.

(c)	Number of shares of Common Stock as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.

SCHEDULE 13G

Page 5 of 6 Pages

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017.

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President